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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: December 31, 2024 Estimated average burden hours per response5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 14, 2022

ASI Aviation, Inc

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
State or other jurisdiction of incorporation or organization	(1.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, Virginia 20109-5667

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7	Departure of Certain Officers

On November 14, 2022, James L. Silvester resigned as Chief Financial Officer effective as of November 14, 2022. Mr. Silvester, who was employed by ASI Aviation, Inc. on December 23, 2017, is resigning to pursue other business opportunities.

L. Carl Jacobson, Vice President of Administration and Corporate Secretary, will serve as interim Chief Financial Officer until a suitable replacement can be appointed to the position.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

ASI Aviation, Inc.

/s/ B.B. Sahay
Name:	B.B. Sahay
Title:	Chief Executive Officer